330 North Wabash Avenue Suite 2800 Chicago, Illinois 60611 Tel: +1.312.876.7700 Fax: +1.312.993.9767 www.lw.com

December 2, 2019
VIA EDGAR AND HAND DELIVERY
Division of Corporation Finance
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

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Attention:	Barbara Jacobs, Assistant Director Mitchell Austin, Staff Attorney Stephen Krikorian, Accounting Branch Chief Laura Veator, Staff Accountant

	Re:	Sprout Social, Inc.
Registration Statement on Form S-1
Filed October 25, 2019
File No. 333-234316
Ladies and Gentlemen:
On behalf of our client, Sprout Social, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated November 12, 2019 relating to the Company’s registration statement on Form S-1 filed on October 25, 2019 (the “Registration Statement”).
The Company has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement filed on October 25, 2019.
For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

December 2, 2019

Form S-1 filed October 25, 2019
Key Factors Affecting Our Performance
Acquiring New Customers, page 66

1.
We note your response to comment 1. However, it appears that your calculation of lifetime value of customers assumes that the actual renewal rate as of the end of the most recent year will continue in future years. This assumption appears inconsistent with your statement that you cannot accurately predict renewal rates. Please clearly disclose the assumptions made and clarify the basis for the renewal rates used and why you believe these are reasonable assumptions. Specifically address any material limitations associated with these assumptions, including the factors that you disclose on pages 2 and 20.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 21, 22 and 68 of Amendment No. 1. In addition, the Company confirms that its subscription renewal rates for 2017, 2018 and the 9 months ended September 30, 2019 have been consistent.

2.
Please clarify your disclosures to state that for accounting purposes, actual commissions incurred for a particular year are deferred and amortized over the expected period of benefit. Therefore, your sales and marketing expense will not include all of your customer acquisition cost for a particular year. Please also clarify your disclosure to explain the difference, if material, had actual commissions incurred for the year been included in your calculation of lifetime value of your customers in excess of the associated costs of acquiring them, or state that such difference is not material.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 68 of Amendment No. 1.
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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Christopher Lueking

Christopher Lueking, Esq.

of LATHAM & WATKINS LLP

December 2, 2019

Enclosures
cc: (via e-mail)
Cathy Birkeland, Latham & Watkins LLP
Steven Gavin, Winston & Strawn LLP
Joe Del Preto, Sprout Social, Inc.
Heidi Jonas, Sprout Social, Inc.